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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Corning Natural Gas Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219381100
(CUSIP Number)
Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	219381100	Page	2	of	5

1	NAMES OF REPORTING PERSONS Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		133,132[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,132[1]

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

133,132[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes 14,000 warrants to purchase common stock that are currently exercisable.

CUSIP No.	219381100	Page	3	of	5

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		133,132[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,132[1]

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

133,132[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes 14,000 warrants to purchase common stock that are currently exercisable.

CUSIP No.	219381100	Page	4	of	5
Introduction.
     This Amendment No. 8 to Schedule 13D is filed on behalf of the Richard M. Osborne Trust, an Ohio trust of which Richard M. Osborne is the sole trustee, and Richard M. Osborne relating to acquisitions of shares of common stock, par value $5.00 per share (the “Shares”), of Corning Natural Gas Corporation, a New York corporation (“Corning”). Mr. Osborne is Chairman of the Board and a director of Corning.
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by the Trust were acquired for an aggregate purchase price of approximately $320,000 (excluding commissions) with funds of the Trust.
Item 5. Interest in Securities of the Issuer.
     (a) Based solely on information provided by Corning, there are 809,550 Shares outstanding.
     The Trust beneficially owns 119,132 Shares and 14,000 warrants to purchase Shares that are currently exercisable, or 16.2% of the outstanding Shares assuming exercise of the warrants owned by the Trust. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares held by the Trust.
     (c) On August 24, 2007, the Trust purchased 20,000 investment units, at a price of $16.00 per unit, each consisting of one Share and one four-year warrant to purchase 0.7 Shares at a cash exercise price of $19.00 per Share, in Corning’s rights offering.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 4, 2007

RICHARD M. OSBORNE TRUST
/s/ Richard M. Osborne
Richard M. Osborne, Trustee

/s/ Richard M. Osborne
Richard M. Osborne, individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement

EXHIBIT 7.1
AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
     This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Date: September 4, 2007	RICHARD M. OSBORNE TRUST
/s/ Richard M. Osborne
Richard M. Osborne, Trustee

/s/ Richard M. Osborne
Richard M. Osborne, individually